Exhibit 99.1

ALBERTA STAR DEVELOPMENT CORP.
Suite 506 - 675 West Hastings Street · Vancouver British Columbia · V6B 1N2
Telephone: (604) 681-3131 Facsimile: (604) 408-3884

NEWS RELEASE

January 14, 2011	TSX-V Trading Symbol: ASX
OTC BB Trading Symbol: ASXSF
FRANKFURT Trading Symbol: QLD

ALBERTA STAR ANNOUNCES 2011 CAPITAL PLAN AND CREDIT FACILITY

VANCOUVER, BRITISH COLUMBIA - Alberta Star Development Corp. (TSXV: ASX) (“Alberta Star” or the “Company”) is pleased to announce our capital expenditure plans for 2011. Current plans anticipate capital exploration and development expenditures of $2.5 million dollars for additional in-fill drilling and completions located on our Landrose, Saskatchewan, Kitscoty, Alberta, Northminster, Saskatchewan and on other working interest heavy oil properties situated in both the Lloydminster area of west central Alberta and Saskatchewan. The majority of our 2011 capital spending will be used to drill, complete and equip a scheduled twelve wells (6 net) for approximately $2.1 million. The plan also includes facilities investments, primarily in Saskatchewan which will optimize new production as well as improving existing production efficiencies.

In addition, first quarter spending will also include carryover activity as we complete and add production from wells that were drilled in the fourth quarter of 2010. The Company has submitted applications for approval for twelve wells (6 net wells) program for approval in 2011. The Company has placed a priority on it’s Landrose heavy oil property and our previously announced Phase 3 drilling program is scheduled to consist of three (1.5 net wells) in-fill drilling locations. The Company has drill applications submitted and pending on the Kitscoty, Alberta property (3 well locations), Northminster, Saskatchewan property (6 well locations). The Company is awaiting formal licensing approval and is expected to commence drilling, once permit applications have been approved and drilling rigs have been secured. Drilling is expected to be ongoing through April 2011 as the Company pursues its strategy of increasing daily production growth. The Company’s success in adding production in the last six months of 2010 has enabled us to establish a credit facility of $1.1 million with the Canadian Western Bank consisting of a $800,000 revolving operating loan and a non-revolving acquisition and development loan. The Credit facility combined with the Company’s strong cash position will allow financial flexibility as we look to implement and execute our 2011 capital plan.

Subject to successful drilling, production from new in-fill wells is expected to augment the Company’s daily production profile currently being attained at Landrose and from the Company’s other production. The Company’s heavy oil assets are primarily concentrated in the heavy oil producing region around the Lloydminster area straddling Alberta and Saskatchewan, where the Company has accumulated working interests in approximately 2,500 acres of undeveloped land.

ALBERTA STAR DEVELOPMENT CORP.

The Company is a Canadian resource exploration and development company that identifies, acquires and finances oil and natural gas assets in Western Canada and advanced stage mineral exploration projects in North America. The Company has recently made two strategic heavy oil & gas acquisitions in Lloydminster, Alberta and Saskatchewan which has expanded its diversification into the oil and natural gas resource sector with the acquisition of revenue producing resource assets which compliments its existing, advanced stage mining interests. The Company is a junior heavy oil producer that has a growing production base, and is maximizing future production through its exploration drilling activities, production acquisitions and strategic asset acquisition both domestically and in the international arena. The recent, strategic property acquisitions combined with a growing production portfolio has further strengthened the Company’s relationship, with an experienced working interest partner and heavy oil industry leader. This strategic partnership will allow for rapid future expansion into the oil and natural gas resource sector through exploration drilling, existing asset development and production asset acquisition. The Company’s strong balance sheet is expected to fuel the Company’s coming production growth plans in the oil and gas sector.

The Company maintains a strong balance sheet and has a qualified management team in field exploration, exploration drilling, well operations and has the necessary manpower ready for the development of the Company’s oil and gas and natural resource properties. The Company is committed to increasing its daily aggregate oil production, by selecting and acquiring additional strategic oil and gas properties for acquisition, exploration and then developing these petroleum and natural gas resource assets. The Company plans on increasing exploration and development of its existing petroleum and natural gas resource assets and plans on increasing its daily aggregate oil production with these assets. The Company continues to review and seek to acquire additional strategic oil & gas exploration properties in Alberta, Saskatchewan and as well, is seeking to acquire additional international oil and gas production and exploration projects. The Company will also consider advanced stage base and precious metal property acquisitions and will seek to acquire additional exploration and production resource projects.

INVESTOR RELATIONS

Investors are welcomed to contact Mario Drolet MI 3 Communications Financiers Inc. at (514) 346-3813, the Company’s Investor Relations specialists for all corporate updates, and investor inquiries.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland, President and CEO
Alberta Star Development Corp.
Tel (604) 681-3131           Fax (604) 408-3884
astar@telus.net

or

Robert Hall, Corporate Development, Director
Alberta Star Development Corp.
Tel: (604) 488-0860
rthall@shaw.ca

or

MI 3 Communications Financiers Inc.

440 Boul, Rene Levesque Ouest
Bureau 205
Montreal, Quebec
H2Z 1V7
Mario@mi3.ca

Mr. Mario Drolet
Cell: (514) 346-3813 or Office :(514) 904-1333

Meaning of Boe. When used in this press release, Boe means a barrel of oil equivalent on the basis of 1 Boe to six thousand cubic feet of natural gas. Boe per day means a barrel of oil equivalent per day. Boe’s may be misleading, particularly if used in isolation. A boe conversion ratio of 1 Boe for 6 thousand cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the Policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Reader Advisory

Certain information in this Press Release is forward-looking within the meaning of certain securities legislation, and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, among other things, information with respect to Alberta Star’s beliefs, plans, expectations, anticipations, estimates and intentions, including the licensing, completion and success of future drilling and development activities, the performance of existing wells, the performance of new wells, general economic conditions, availability of required equipment and services and prevailing commodity prices. The words "may", "could", "should", "would", "suspect", "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are used to identify forward-looking information. The forward-looking information in this Press Release describes Alberta Star’s expectations as of the date of this Press Release.

Material factors which could cause actual results or events to differ materially from such forward-looking information include, among others, risks arising from general economic conditions and adverse industry events, risks arising from operations generally, changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks, commodity price and exchange rate fluctuations; reliance on contractual rights such as licenses and leases in the conduct of its business, reliance on third parties, reliance on key personnel, possible failure of the business model or business plan or the inability to implement the business model or business plan as planned, competition, environmental matters, and insurance or lack thereof and the other factors described under “Risk Factors” in the Company’s annual reports and Form 20-F available in Canada at www.sedar.com, as well as on file with the U.S. Securities and Exchange Commission. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

Alberta Star cautions that the foregoing list of material factors is not exhaustive, is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. When relying on Alberta Star’s forward-looking information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. It has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking information to differ materially from actual results or events. The forward-looking statements contained in this press release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.